PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

VIA EDGAR

November 12, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Christine Westbrook

Re:	ProQR Therapeutics N.V. Acceleration Request for Registration Statement on Form F-3
Filed November 4, 2021
File No. 333-260775

Dear Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ProQR Therapeutics N.V. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 16, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling James Xu at (617) 570-1483. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: James Xu, by email to JXu@goodwinlaw.com or by facsimile to (617) 801-8920.

If you have any questions regarding this request, please contact James Xu of Goodwin Procter LLP at (617) 570-1483.

[Signature Page Follows]

Sincerely,

pROQR thERAPEUTICS N.V.

/s/ Daniel de Boer
Daniel de Boer
Chief Executive Officer

cc:	Smital Shah, ProQR Therapeutics N.V.
Ian Logan, ProQR Therapeutics N.V.
Mitchell S. Bloom, Goodwin Procter LLP
Danielle M. Lauzon, Goodwin Procter LLP
James Xu, Goodwin Procter LLP

[Signature Page to Acceleration Request]